UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 SEC File Number:  0-25914
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                                 CUSIP Number:     14842P107
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   (Check One):   [X]  Form 10-K
                  [ ]  Form 20-F
                  [ ]  Form 11-K
                  [ ]  Form 10-Q
                  [ ]  Form N-SAR
                  For Period Ended:    December 31, 1999
                                   ------------------------

                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -------------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above,
   identify the Item(s) to which the notification relates:      N/A
                                                          --------------

                       PART I - REGISTRANT INFORMATION

   Full Name of Registrant:        Castle BancGroup, Inc.
                           -------------------------------------

   Former Name if Applicable:      Not Applicable
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   Address of Principal Executive
   Office (Street and Number):     121 West Lincoln Highway
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   City, State and Zip Code:       DeKalb, Illinois 60115
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                      PART II - RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III - NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        In its September 30, 1999 Form 10-Q, filed with the Commission on November 15, 1999, the Registrant disclosed that it had recently uncovered irregularities in the underwriting and documentation of certain mortgage loans originated for sale by CasBanc Mortgage, Inc., a wholly-owned mortgage banking subsidiary of the Registrant ("CMI"). At that time, the Registrant's investigation into these irregularities was in its initial phase, and it was not then possible to determine the extent of the irregularities (including the total amount of loans that would be affected by such irregularities), the likelihood that CMI would be required to purchase the loans from investors or the diminution in the value of such loans if such loans were repurchased by CMI.

        Since the filing of the Registrant's third quarter Form 10-Q, the Registrant has engaged in an extensive investigation of the irregularities at CMI, which investigation has been performed by both employees of the Registrant and its subsidiaries as well outside consultants. The Registrant's investigation is currently continuing, but significant aspects of its investigation, in particular the work being undertaken by outside consultants, is expected to be completed soon. Substantial completion of this work will enable the Registrant to finalize its disclosure of these irregularities in its December 31, 1999 Form 10-K, in particular disclosure relating the reserves and charges to earnings. Completion of this work will also enable the

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        Registrant's independent public accountants to complete
        their audit and issue their report on the Registrant's consolidated financial statements.

                         PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification:

        Micah R. Bartlett, Vice President and Controller
        (815) 758-7007

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

        [X] Yes        [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [X] Yes        [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             On January 28, 2000, the Registrant issued a press release reporting that while its banking operations had record earnings for 1999, such record earnings will be offset by losses substantially related to previously reported irregularities at CMI. In this press release, the Registrant estimated that 1999 earnings for the Registrant will be $4.0 million against which it will take mortgage company related charges expected to be approximately $3.8 million. This compares to consolidated earnings of approximately $4.7 million for 1998.










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                                  SIGNATURE


   Castle BancGroup, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Castle BancGroup, Inc.


   Date:   March 29, 2000             By:  /s/ Micah R. Bartlett
        ---------------------            -----------------------------
                                         Micah R. Bartlett, Vice
                                         President and Controller








































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